Exhibit 99.7
Registration and voting procedures
Registration and voting procedures for the Annual General Meeting of Shareholders of ASML Holding N.V. (the “Company”) to be held on Wednesday, April 20, 2011, starting at 2.00 pm CET at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, the Netherlands (the “Meeting”).
Holders of shares listed on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”)
For holders of shares listed on Euronext Amsterdam the Board of Management has designated as register or sub-register the records of the affiliated institutions and intermediaries of Euroclear Nederland.
Holders of shares listed on Euronext who wish to attend the Meeting either in person or by proxy must notify The Royal Bank of Scotland N.V. (“RBS”), through their bank or broker, that they wish to attend the Meeting. This notification may be submitted to their bank or broker in the period starting Thursday, March 24, 2011 until and including Wednesday, April 13, 2011, 5.30 pm CET.
No later than Thursday, April 14, 2011, 5.30 pm CET the affiliated institutions and intermediaries must provide RBS with a statement containing the number of shares held by the respective shareholders on the Registration Date and for which number of shares registration for the Meeting is requested. At the moment of registration the affiliated institutions and intermediaries are requested to state the complete address details in order to efficiently verify shareholding.
Shareholders will subsequently receive a confirmation of registration, including registration number, by email or regular mail. This registration number will give shareholders entrance to the Meeting. Shareholders or their proxies who have not received the registration number in time, will be requested to identify themselves by means of a valid identification document prior to the Meeting.
Online voting / voting by proxy
Shareholders who do not wish to attend the Meeting in person may grant a proxy to Notary Mr R.C.J. van Helden, and instruct him to vote at the Meeting on the shareholders’ behalf. In order to vote by proxy, shareholders must have registered their shares as described above. Shareholders can submit their voting instructions electronically via www.rbs.com/evoting until and including Wednesday, April 13, 2011.
Shareholders who are not able to submit voting instructions to Notary Mr R.C.J. van Helden through the internet may use a form which can be downloaded below or which can be obtained upon request at RBS, telephone +31(0)20-464 3707 or email:corporate.actions@rbs.com. In order to vote by proxy shareholders must have registered their shares as described above. The voting form also provides the opportunity to designate another person as proxy. After completing and signing the voting form, the form should be sent to The Royal Bank of Scotland, Equity Capital Markets/Corporate Actions HQ 3130, Postbus 12925, 1100 AX Amsterdam, the Netherlands, where it should be received no later than Wednesday, April 13, 2011.
Holders of shares traded on Nasdaq Stock Market LLC
For holders of shares traded on Nasdaq Stock Market LLC (“NY Registry Shareholders”) the Board of Management has designated as register the Shareholders’ Register kept at New

York. NY Registry Shareholders who wish to attend the Meeting must notify JPMorgan Chase Bank, N.A. (“JPMorgan”) - directly or through their bank or broker — by means of a proxy card. This proxy card should be received by Wednesday, April 13, 2011, 3.00 pm EST at JPMorgan Chase Bank, P.O. Box 64506, St. Paul, MN 55164-0506, U.S.A.
NY Registry Shareholders who do not wish to attend the Meeting in person may vote by means of the proxy card sent to them. The proxy card should be received by JPMorgan no later than Wednesday, April 13, 2011, 3.00 pm EST. JPMorgan will forward the proxy card to the Company; in case the name of the proxy is left blank, the Company shall designate a suitable person to act as proxy for such shareholders.
Proxy Cards will be sent to the NY Registry Shareholders and are also available on request at the above office of JPMorgan Chase Bank, P.O. Box 64506, St. Paul, MN 55164-0506, U.S.A., email: jpmorgan.adr@wellsfargo.com, telephone 800-990-1135 (from the US) or +1-651-453-2128 (from outside the US).
Holders of shares registered in the Shareholders’ Register kept at Veldhoven
Shareholders who are registered in the Shareholders’ Register kept at Veldhoven can register their shares for the Meeting in the period starting Thursday, March 24, 2011 until and including Wednesday, April 13, 2011, 5.30 pm CET, through ASML Holding N.V., Corporate Legal Department, De Run 6501, 5504 DR Veldhoven, the Netherlands, email: legal@asml.com.
Shareholders who do not wish to attend the Meeting in person may grant a proxy to Notary Mr R.C.J. van Helden, and instruct him to vote at the Meeting on the shareholders’ behalf by means of a voting form which can be downloaded below or which can be obtained upon request at the Company (email: legal@asml.com or telephone (+31)(0)40-2683977). In order to vote by proxy shareholders must have registered their shares as described above. The voting form also provides the opportunity to designate another person as proxy. After completion and signing the voting form should be sent to the proxy holder. In case of Notary Mr R.C.J. van Helden the form should be sent to: Notary Mr R.C.J. van Helden, Keizersgracht 695-699, 1017 DW Amsterdam, where it should be received no later than Wednesday, April 13, 2011.

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